TAG Oil and Trans-Orient Petroleum Agree to Combine Businesses

Vancouver, British Columbia, September 16, 2009 – TAG Oil Ltd. (TSX-V: TAO) and Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF), have entered into an arrangement agreement to effect a business combination pursuant to a plan of arrangement under the Business Corporations Act (British Columbia).

The proposed transaction to combine the companies, with TAG Oil Ltd. becoming the surviving entity, has been approved by the boards of directors of both TAG and Trans-Orient (with interested directors abstaining) following the recommendation of their special committees.

Benefit of the business combination between TAG and Trans-Orient:
The combination of the two companies will create a dynamic international production and exploration vehicle poised for immediate production growth and exciting high-impact exploration opportunities in New Zealand. The combined financially strong company will have no debt, $12.5 million in working capital, cash flow from the developing Cheal light-oil discovery and a lower-risk prospect inventory defined by 3D seismic in the prolific Taranaki Basin discovery fairway. This is in addition to the high-impact frontier exploration opportunities targeting widespread fractured oil shale source-rock formations in the East Coast Basin.

TAG Oil Ltd. (http://www.tagoil.com), upon closing the acquisition of the remaining interest in the Cheal Petroleum License, will bring to the transaction a 100% interest in Cheal in the Taranaki Basin of New Zealand, containing the Cheal oil discovery, production facilities and the surrounding exploration acreage. The relatively shallow Cheal oil pool has cumulative production of more than 500,000 barrels of oil to date, with remaining proven and probable reserves of approximately 530,000 barrels of oil equivalent (“boe”) and is currently producing at average rates of 325-380 barrels of oil per day. Good potential exists to increase production in the near term through optimization of the existing six Cheal wells and further development drilling in and near the Cheal pool. Also, numerous prospects for step-out drilling in the lightly explored 20,000-acre’s covered by the Cheal exploration area and Exploration Permit 38748 provide a number of lower-risk exploration drilling opportunities to grow near-term production. TAG also brings to the transaction a strong financial position with projected net cash flow on completion of its Cheal transaction of $6.5 million over the next 12 months, based on existing production. TAG has no debt and $7 million in working capital.

Trans-Orient Petroleum Ltd. (http://www.transorient.com) brings to the transaction a high-impact, under-explored frontier acreage position located in the onshore East Coast Basin of New Zealand. Trans-Orient’s 2.2 million-acre exploration permits encompass a portfolio of high-impact conventional prospects such as Waitangi Hill and unconventional opportunities such as Boar Hill leveraging new fracturing technology to target fractured oil shale source-rock formations that have many similarities to successful developments such as the Bakken Shale in Canada and the United States. Trans-Orient also brings $5.5 million in working capital.

Pursuant to the arrangement agreement, TAG will acquire all of the issued and outstanding shares of Trans-Orient on the basis of one TAG share for each 2.8 Trans-Orient shares. The transaction represents a 40% premium on Trans-Orient's per-share net asset value. Upon completion of the transaction, Trans-Orient will become a wholly owned subsidiary of TAG. It is estimated that TAG will have 29,877,877 shares outstanding.

Full details of the transaction, including the terms of the arrangement agreement, will be included in a joint information management circular expected to be mailed to Trans-Orient shareholders on or about November 16, 2009. Trans-Orient plans to hold a special meeting of shareholders to approve the transaction and related matters on or about December 9, 2009. The transaction is subject to all requisite regulatory and court approvals, as well as shareholder approval of the transaction by at least 2/3 of the votes cast by Trans-Orient shareholders present in person or represented by proxy at the meeting. Holders of 49% of the outstanding shares of Trans-Orient including all directors and officers of Trans-Orient have agreed to vote in favor of the transaction.

The board of directors of Trans-Orient recommends that the remaining shareholders vote in favor of this transaction.

In connection with the proposed business combination, Evans & Evans, Inc. provided a fairness opinion to the special committee of TAG's board of directors. Stephen Semeniuk, CFA, provided a fairness opinion to the special committee of Trans-Orient's board of directors.

For further information please contact:
Garth Johnson, Chief Executive Officer
Trans-Orient Petroleum Ltd:	1.604.682.6496
TAG Oil Ltd:	1.604.609.3350

Website: http://www.tagoil.com/ and http://www.transorient.com

BOE Cautionary Statement
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on energy equivalence at the burner tip and does not represent a value equivalence at the wellhead.

Forward-Looking Statements:
This news release contains forward-looking statements relating to the proposed business combination of TAG and Trans-Orient, including statements regarding the completion of the proposed transaction, the reserve quantities and prospective resources of the companies' respective properties and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the TSX Venture Exchange, (ii) required Trans-Orient shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the definitive agreement. These approvals may not be obtained, or the conditions of the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.

The forward-looking statements contained in this news release are made as of the date of this release. Except as required by applicable law, TAG and Trans-Orient disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For additional information with respect to certain of these and other assumptions and risks, please refer to the management circular to be filed by Trans-Orient with the Canadian securities commissions (available at www.sedar.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.